NOCERA, INC.

3F (Building B), No. 185, Sec. 1, Datong Rd.

Xizhi Dist., New Taipei City 221

Taiwan (R.O.C.)

October 27, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Gowetski, Al Pavot and Terence O’ Brien

Re:	Form 10-K/A2 for the year ended December 31, 2022 filed on September 6, 2023 and Form 10-Q for the period ended June 30, 2023 filed on August 21, 2023 (File No. 001-41434)

Ladies and Gentlemen:

We are submitting this letter in response to the comments included in the letter dated as of October 3, 2023, issued by the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-captioned matter.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by our responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2023 (hereinafter referred to as “Amendment No. 1”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Form 10-Q filed August 21, 2023

Note 1, page 8

1.	It appears that the XFC discontinued operations disclosures are also required in your interim financial statements. See ASC 205-20-45-3.

Response:

Please be advised that we have edited the financial notes and the management’s discussion and analysis of financial condition and results of operations to include the requested information in Amendment No. 1.

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Form 10-K/A filed September 6, 2023

Note 23, page F-40

2.	Please file the Meixin financial statements referenced in response number 7 of your letter dated July 10, 2023.

Response:

We filed Amendment No. 1 to the Current Report on Form 8-K on September 20, 2023, which disclosed that the (i) audited balance sheet as of September 1, 2022 of Meixin Food Factory, a sole proprietorship and the predecessor to Meixin Institutional Food Development Co., Ltd., and (ii) unaudited financial statements of Meixin Institutional Food Development Co., Ltd. for the period from May 27, 2022, the date Meixin Institutional Food Development Co., Ltd. was formed, through September 8, 2022, the date of its acquisition by the Company, do not exist and are unavailable due to Meixin Food Factory’s failure to properly account for its business transactions since the time of its formation and the disarray of its financials. Please advise if further information is needed.

If you have any questions regarding our responses and Amendment No. 1, please do not hesitate to contact Philip Magri, Esq. of Sichenzia Ross Ference Carmel LLP, our securities counsel at Philip Magri PMagri@SRFC.LAW or (954) 303-8027.

Very truly yours,

By: /s/ Andy Jin

Andy Jin

Chief Executive Officer

cc: Philip Magri, Partner

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